UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., June 18, 2019

MATERIAL INFORMATION

ANKO VAN DER WERFF, NEW EXECUTIVE PRESIDENT AND CEO OF AVIANCA HOLDINGS S.A. AND

PRESIDENT OF AEROVÍAS DEL CONTINENTE AMERICANO S.A. AVIANCA

The Executive President will take office on July 15

Avianca Holdings S.A. and Avianca S.A. announce that, in board meetings held today, Anko van der Werff was appointed as Executive President and CEO of Avianca Holdings S.A. and as President of Aerovías del Continente Americano S.A. Avianca.

Anko van der Werff has more than 19 years of experience in the airline industry in companies such as Air France-KLM, Qatar and Aeromexico. His last position was in the Aeromexico Group, where he served as Executive Commercial Vice President for the last five years. He also led key industry processes at Qatar Airways and Air France-KLM, one of the first commercial aviation companies in the world.

On the appointment of Van der Werff as the Company’s new CEO, Roberto Kriete, Chairman of the Board of Directors of Avianca Holdings, said: “Anko becomes part of our team to help us lead this challenging industry moment. His great experience in international airlines will not only allow us to continue our transformation, it will also give us the opportunity to strengthen the loyalty of our customers, to enliven the commitment of our employees and to strengthen the competitiveness of our company and its financial situation.”

Anko van der Werff’s Trajectory

Anko van der Werff has had an outstanding global trajectory in the airline industry. His last position was in Aeromexico where he served for five years as Executive Vice President and Commercial Vice President, where he was responsible for Corporate Strategy, Network Planning and Itineraries, Alliances, Pricing & Revenue Management, Sales, Distribution, E-Commerce and Marketing.

Before joining Aeromexico, Anko van der Werff was Senior Vice President of Pricing & Revenue Management and Global Sales & Distribution of Qatar Airways. He also led KLM Commercial Strategy in the United Kingdom and Ireland, as well as in the Nordic countries. He was also affiliated to Northwest Airlines and Air France at the beginning of his professional career.

Van der Werff holds a degree in Law from the University of Leiden, The Netherlands. He also holds a Master in Administration from the Business School of the University of Harvard, United States. He speaks English, Dutch and Spanish fluently. In addition, he has been a visiting professor at different international university institutions such as Cranfield, in the United Kingdom, Bad Honnef, in Germany and the University of Texas A&M, in Qatar.

With the arrival of Anko van der Werff, Renato Covelo, who assumed the Presidency on an interim basis, returns to his position as General Secretary and Legal Vice President of the Company.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
	Name:	Richard Galindo
	Title:	Vice President Senior General Counsel